Filed by New York Community Bancorp, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: New York Community Bancorp, Inc.

Commission File No. 1-31565

New York Community Bancorp, Inc. and Roslyn Bancorp, Inc. will be filing a joint proxy statement / prospectus and other relevant documents concerning the merger with the United States Securities and Exchange Commission (the “SEC”). WE URGE INVESTORS TO READ THE JOINT PROXY STATEMENT / PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, BECAUSE THEY CONTAIN IMPORTANT INFORMATION.

Investors will be able to obtain these documents free of charge at the SEC’s web site (www.sec.gov). In addition, documents filed with the SEC by New York Community Bancorp, Inc. will be available without charge from the Investor Relations Department, New York Community Bancorp, Inc., 615 Merrick Avenue, Westbury, NY 11590. Documents filed with the SEC by Roslyn Bancorp, Inc.will be available free of charge from the Investor Relations Department, Roslyn Bancorp, Inc., One Jericho Plaza, Jericho, New York 11753.

The directors, executive officers, and certain other members of management of New York Community Bancorp, Inc. and Roslyn Bancorp, Inc. may be soliciting proxies in favor of the merger from the companies’ respective shareholders. For information about these directors, executive officers, and members of management, shareholders are asked to refer to the most recent proxy statements issued by the respective companies, which are available on their web sites and at the addresses provided in the preceding paragraph.

Forward-looking Statements and Associated Risk Factors

This filing, and the associated conference call, web cast, other written materials, and statements management may make, may contain certain forward-looking statements regarding the Company’s prospective performance and strategies within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The Company intends such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995, and is including this statement for purposes of said safe harbor provisions.

Forward-looking statements, which are based on certain assumptions and describe future plans, strategies, and expectations of the Company, are generally identified by use of the words “plan,” “believe,” “expect,” “intend,” “anticipate,” “estimate,” “project,” or other similar expressions. The Company’s ability to predict results or the actual effects of its plans and strategies is inherently uncertain. Accordingly, actual results may differ materially from anticipated results.

The following factors, among others, could cause the actual results of the merger to differ materially from the expectations stated in this filing and the associated conference call and web cast: the ability of the companies to obtain the required shareholder or regulatory approvals of the merger; the ability to effect the proposed restructuring; the ability of the companies to consummate the merger; the ability to successfully integrate the companies following the merger; a materially adverse change in the financial condition of either company; the ability to fully realize the expected cost savings and revenues; and the ability to realize the expected cost savings and revenues on a timely basis.

Other factors that could cause the actual results of the merger to differ materially from current expectations include a change in economic conditions; changes in interest rates, deposit flows, loan demand, real estate values, and competition; changes in accounting principles, policies, or guidelines; changes in legislation and regulation; and other economic, competitive, governmental, regulatory, geopolitical, and technological factors affecting the companies’ operations, pricing, and services.

The Company undertakes no obligation to update these forward-looking statements to reflect events or circumstances that occur after the date on which such statements were made.

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The following is the transcript of a conference call, hosted on July 16, 2003, in connection with New York Community Bancorp, Inc.’s second quarter earnings.

NEW YORK COMMUNITY BANCORP, INC.

Moderator: Ilene Angarola

July 16, 2003

8:30 a.m. CT

Operator: Good day everyone and welcome to the New York Community Bancorp second quarter earnings conference call. Today’s call is being recorded.

For opening remarks and introductions, I’d like to turn the call over to the First Senior Vice President of Investor Relations, Ms. Ilene Angarola.

Ilene Angarola: Thank you. Good morning, everyone, and thank you for joining the management team of New York Community Bancorp for our quarterly post-earnings conference call.

This morning’s discussion will focus on the highlights of our second quarter 2003 performance and our earnings projections for the full year. In addition, we’ll be commenting briefly on our proposed merger with Roslyn Bancorp and the related pro forma earnings projection for 2004. The discussion will be led by our President and Chief Executive Officer, Joseph Ficalora, who is joined by Anthony Burke, our senior executive vice president and chief operating officer; Robert Wann, our executive vice president and chief financial officer; and Thomas Cangemi, Executive Vice President in our capital markets group.

Today’s conference will be featuring several forward-looking statements, which are intended to be covered by the Safe Harbor provisions of the Private Securities Litigation Reform Act of 1995. You’ll find a discussion of forward-looking statements and the associated risk factors in our recent SEC filings and on pages 12 and 13 of this morning’s earnings release. If you need a copy, please call our investor relations department at 516-683-4420, or visit our Web site, www.myNYCB.com.

At this time, I’d like to turn the call over to Mr. Ficalora, who will make a brief presentation before opening the line for Q&A.

Joseph Ficalora: Thank you, Ilene, and good morning, everybody. Before I address our earnings release and our second quarter performance, I’d like to thank you for joining us this morning in this conference and also acknowledge the warm reception on our proposed merger which Roslyn Bancorp has received from the investment community. It’s apparent that we are not alone in our excitement about the opportunity provided to build on our record of creating significant value through merger transactions with institutions whose strengths complement our own.

Now onto our second quarter performance, which extended the company’s record of solid earnings growth. Diluted GAAP earnings per share rose to 53 cents, representing a 23 percent year over year increase, and diluted cash earnings per share rose to 62 cents, representing an increase of 38 percent. Net income rose 23 percent to $72 million, generating a 2.36 percent return on average assets, and a 43.16 percent return on average tangible stockholder’s equity. On a cash basis, our earnings were up 37 percent to $85 million, generating a return on assets of 2.78 percent and a return on equity of 25.30 percent.

Driving the quarter’s earnings growth and our strong performance measures were the same primary factors that have driven our growth in the past: the significant level of multi-family loan production…the consistent quality of our assets…the efficiency of our operations…and the ongoing success of our leveraged growth strategy. Capitalizing on the yield curve, which continues to be steep, our average interest earning assets rose 26 percent to $11 billion, boosting net interest income 14 percent year over year.

With interest rates at historic lows and prepayments at record volumes, we nonetheless recorded a 4.02 percent net interest margin in the second quarter of the year. That we did so while replenishing our asset mix at lower yields—and while engaging in a significant share repurchase program—says much about our ability to hold margin during challenging times.

Revenue growth was further supported by a 20 percent rise in other operating income, which represented 24 percent of total revenues in the second quarter of the year. The combined 15 percent increase in total revenues was a meaningful factor in the 311 basis point improvement in our efficiency ratio to 23.89 percent.

Moving to the balance sheet, let me comment first on our mortgage loan production. Six months originations exceeded $1.5 billion, including $1.2 billion of multi-family loans. With a pipeline of $723 million two weeks into the current quarter, we are well on our way toward exceeding the record volumes we achieved in 2002.

Multi-family mortgage loans totaled $4.9 billion at the close of the second quarter, up 10 percent from the year-end balance, and, on an annualized basis, matching our 20 percent growth target for the year. Despite the growth in mortgage loans, we continued to see marked improvement in the already remarkable quality of our loan portfolio. In addition to achieving our 35th consecutive quarter without any net charge-offs, we realized a $3.1 million reduction in non-performing assets and a $3 million reduction in non-performing loans. At $13.4 million, non-performing assets equaled 0.11 percent of total assets. At $13 million non-performing loans equaled 0.23 percent of loans net.

Based on the strength of our second quarter results, we have increased our 2003 diluted GAAP earnings per share projections to a range of $2.04 to $2.10 from our earlier range of $2.00 to $2.06. The new projection for 2003 explicitly excludes the impact of the proposed merger with Roslyn Bancorp, which we expect to be completed in the fourth quarter of the year.

The combined company diluted GAAP earnings per share projection of $2.53 for 2004 remains as disclosed in the merger announcement and in our filings with the appropriate regulatory agencies. As stated in the merger presentation, this projection includes a $3.5 billion downsizing of the securities portfolio, which will have the effect of enhancing the quality of our assets and earnings while, at the same time, producing an impressive 10 percent earnings accretion in the first full year.

Our combined company projection also reflects the projected repurchase of up to five million more shares of the company’s stock, as previously noted. In addition, both Roslyn and we have the ability, under the terms of the merger agreement, to purchase our own and each other’s shares.

Noting that our comments about the merger are of necessity, limited to what is already public, I would now be happy to take any questions you may have about our second quarter performance and our strategies for the remainder of 2003. We’ll take questions now.

Operator: Thank you, sir. The question-and-answer session will be conducted electronically. Anyone who would like to ask a question, please press star one on your touch-tone telephone. We’ll take your questions in the order you signal and as many as time permits. Again, that is star one to ask a question.

We’ll first go to Sal DiMartino of Bear Stearns.

Sal DiMartino: Hi. Good morning, guys. Congratulations on another strong quarter.

Joseph Ficalora: Thank you, Sal.

Sal DiMartino: Just two quick questions, one I think you can answer. I don’t know about the other one. But given the yield curve, what’s sort of your outlook on the leverage side of the balance sheet? Do we see it remaining relatively at this level prior to the deal? That’s the first question.

And the second question is does the shape of yield curve now afford you different opportunities to restructure either the Roslyn balance sheet or the combined balance sheets at some later date? Thanks.

Joseph Ficalora: I think the answer is yes and—I think the answer is yes. We are likely to continue doing what we’ve been doing right through the close of the transaction. And certainly the restructuring opportunities do exist immediately, as well as at the end of the process. The good news is that the ability to consider opportunities by Roslyn is something that they have regardless of whether or not we proceed here. There’s every reason to believe, of course, that this transaction will close and the restructuring will have begun. In fact, I guess, one could arguably say it’s already begun.

Sal DiMartino: OK. And just a follow-up question on your mortgage-backed portfolio...

Joseph Ficalora: Right.

Sal DiMartino: ...available for sale. What’s—I know I assume there’s lots of prepayments. But you noted that you put on new assets at lower yields during the quarter. What is the average duration now of your available for sale portfolio?

Joseph Ficalora: Right. Tom will take that.

Thomas Cangemi: Hey, Sal.

Sal DiMartino: Hey, Tom.

Thomas Cangemi: Right now the average life on the MBS is—we estimate—about 2.2 years.

Sal DiMartino: OK. Thank you.

Joseph Ficalora: You’re welcome, Sal.

Operator: Next, we’ll hear from Jack Micenko of Lehman Brothers.

Jack Micenko: Hey, guys. How are you?

Joseph Ficalora: Good, Jack. How are you?

Jack Micenko: Good, thanks. Similar related question on the margin. It trended down a little bit more than I had actually modeled it for the quarter and I thought you were maybe still a little bit liability sensitive. The earning asset growth looked OK. Loan yields still hung in there pretty well. I guess that’s—that was the reinvestment of the MBS that left the margin down somewhat...

Joseph Ficalora: Yes.

Jack Micenko: ...combined with some more leverage.

Joseph Ficalora: Yes. That as well as the stock repurchases. The margin of course is impacted by the volume that is moved in any given quarter, and we did move an awful lot of assets during the quarter.

Jack Micenko: Right, right. And then given what the yield curve is, then you probably expect that to rebound somewhat in the ensuing quarters?

Joseph Ficalora: Yes. I think that, the way we’re looking at it right now, that’s the case.

Jack Micenko: OK. And then the fee income line is up from last quarter but consistent with the fourth quarter of ’02. Anything in there that was unusual? I guess there was some that was part of some prepayment penalties, that sort of thing.

Joseph Ficalora: The fee income line is probably consistent with the way we normally do business. There was an internal operational change in some of the retail banking area because the program that we were running at was not a fee income-generating program. It was basically a re-balancing of the deposit base somewhat. So that did change activity with regard to fee income. But we expect the quarter ahead to go back to our normal process.

Jack Micenko: Right. OK. And then on the $3.5 billion reduction, I guess, is that going to take place, I guess, before the close or is that going to take place after the deal closes in the fourth quarter?

Joseph Ficalora: I think it’s best to say it is very, very difficult at this juncture to be sure exactly what will happen. It depends on what’s happening in the market. The good news is there’s a tremendous amount of flexibility to either react quickly, should it be desirable to do so. And we could do that through the assets of both companies, or we could do that at the very end of the process.

Jack Micenko: OK.

Joseph Ficalora: But there’s a huge amount of flexibility. The cash flow is there. The ability to downsize the portfolio is inherently built into the way it’s structured. So it’s certainly something that we will monitor on a very close basis as the quarter proceeds.

Jack Micenko: OK.

Thomas Cangemi: Jack, this is Tom.

Jack Micenko: Hey, Tom.

Thomas Cangemi: In light of the fact that we’re obviously opposite one another on interest rate sensitivity—we’re liability sensitive and they’re extremely asset sensitive. They are restructuring, as we speak, as to the reinvestment of cash flows [from the investment securities portfolio], in a very large way. So we have a lot of flexibility from now till closing. Obviously when we close a transaction, we’re subject to interest rates, which could work to our advantage either way because it’s all going to the goodwill numbers.

Jack Micenko: OK. OK. Great. Thanks, guys.

Joseph Ficalora: You’re welcome.

Operator: And next, we’ll hear from Mark Fitzgibbon of Sandler O’Neill.

Mark Fitzgibbon: Good morning, gentlemen.

Joseph Ficalora: Morning, Mark.

Mark Fitzgibbon: First, I’ve noticed recently that some of your brethren have been following you down into the Philadelphia and Maryland marketplace. And I’m curious if the pricing is substantially better on multi-family loans in those markets. And then secondly if you could also just sort of remind us what percentage of the total multi-family book comes from outside of metro New York.

Joseph Ficalora: Yes. I guess the good news is that we’ve had a fairly good amount of time to look at that market. The pricing is not materially better. The market had some explicit appeal to us with regard to the overlapping of some of the people that we have strong relationships with here in New York who also own properties down there. But we have opted not to actively enter Baltimore or the Philly market. So, if anything, we’ve been closing far less in that region. And it’s certainly a market that we’ve had past experience with and obvious opportunity to be active in.

Mark Fitzgibbon: So, Joe, would it be five to 10 percent of the portfolio maybe?

Joseph Ficalora: I think on the origination side it’s significantly less than that. What is remaining in the portfolio may be one or two percent. And that’s mainly what had been done over the course of the Richmond County origination years. So, although we were at the beginning, maybe a year-and-a-half ago, looking more closely at that market, the more we looked, the less we did. So there’s no question that we are certainly aware of that market, but we’ve been more interested in focusing on the northern areas of New Jersey as well as the New York metropolitan area, which obviously we’re very active in.

Mark Fitzgibbon: Thank you.

Joseph Ficalora: You’re welcome.

Operator: And next, we’ll hear from Rick Weiss of Janney Montgomery Scott.

Rick Weiss: Hi, guys.

Joseph Ficalora: Hey, Rick.

Rick Weiss: Hey. Asking about multi-family loans and—after, with the Roslyn deal, it looks to me like as a percentage of total loans it’ll be about 65 percent, maybe of the portfolio, maybe 30 percent of total assets. It sort of reminds me a little bit of what happened after Haven. So how long will it take for you to build back more multi-families to get 85 percent, say, of the loans?

Joseph Ficalora: That’s a very good question. And obviously the analysis, the detailed work that has to be done with regard to assets, is in the process of being refined. So we do not know how many assets will actually be staying in the portfolio, how many assets will be restructured within the portfolio. We have some unique things, which I’m not exactly ready to talk about today, that we’re looking at. We’ve been looking at doing this for a while. This particular opportunity may make it more appealing for us to do it sooner, and more aggressively. But it’s very, very hard to actually assess that. It depends on market conditions as well as our willingness to restructure the portfolio at a point in time.

The direction will be clear. We’ll be increasing our multi-family portfolio consistently. We’ll be looking to increase the lending that is being done through the two groups that are working both at Roslyn and here with regard to the heavy construction lending that has been the case with Roslyn over the course of decades. And of course, our multi-family model will be actively turned up.

Rick Weiss: OK. Let me—I’m not sure if you can answer this one. But as best as you can tell, is Roslyn still putting on multi-family loans? And if they are, are they using or starting to use your community bank’s underwriting criteria?

Joseph Ficalora: I think the easiest way to put it is that Roslyn is continuing to do business. They, in fact, have had numerous meetings with our people, and we are sharing a great deal of information with each other. So they will be doing multi-family loans. And their lending practices and our lending practices will become more and more and more alike as the days and weeks ahead pass. There’s no question that since the company is going to be producing these assets for the combined entity on a go-forward basis, there will be an alignment of how we lend.

Rick Weiss: OK. Hey, thank you very much.

Joseph Ficalora: Hey, you’re very welcome.

Operator: And moving on, we’ll next hear from Fred Zaino of Merger Insight.

Fred Zaino: Hello.

Joseph Ficalora: Hello, Fred.

Fred Zaino: Hi. How you doing? I just have a question pertaining to the Roslyn transaction, the option that you have—that you both have to buy 19.9 percent of each other’s stock. I was curious: is there an exercise price on that option? Or could you just explain how it all works for me?

Joseph Ficalora: Yes. That’s a pretty standard option. The 19.9 is in many of the deals that actually occur. The option is really not likely to be exercised at all, but it is there as a means of defining for any other party that, should there be a break up of the transaction, there would be a fairly substantial cost, something in the range of $47 million to, I think, $60 million odd thereabouts.

Fred Zaino: OK. All right, fair enough. Thank you very much.

Joseph Ficalora: You’re quite welcome.

Operator: And next, we’ll hear from Scott Valentin of FBR.

Scott Valentin: Good morning, gentlemen.

Joseph Ficalora: Hi, Scott.

Scott Valentin: A couple questions for you. One, we’ve heard numerous times, and I guess it’s nothing new, about how competitive the New York multi-family market is. Can you give us an idea of the terms and some of the rates maybe on average for multi-family loans originated during the quarter?

Joseph Ficalora: I’d say that the market is probably no more competitive than it’s been over the course of many, many years, except to the fact that, at this end of the cycle, there are some changes in the activity levels of some of the guys that are not normally in the market. But rates—because the market is so large and because the property mix is so different, rates vary and they go from low end lenders such as Fannie or some of the spread lenders to high end rates that may range, I guess, from as low as four to as high as, I don’t know, close to 5.75 or something, depending on the property and who’s the lender. So the rates are quite varied. The process by which we lend is very consistent, has been. I guess, as I said many a time, multi-family loans are, in fact, what destroyed Bowery and probably even Citi during the ‘88 to ‘92 period. So multi-family loans come in a variety of shapes and risks. We lost nothing in our multi-family loan portfolio at a time when others who had what appeared to be the same kind of loan were losing a fortune. That’s mainly because there’s a huge difference in how these particular assets are handled. Now, I don’t want to go into too much detail exactly as to how we do it, excepting that we’re pretty consistent and our track record, I guess, speaks volumes to the benefit of the consistency that we follow.

Scott Valentin: No doubt your credit call has been great. I was just curious if there’s been pressure by outside competitors trying to grab market share on increasing—say, moving from just, say, their 5.25 loan to more of a 10 year fixed rate loan, or if there’s been waiving or modification of prepayment penalties, that type of thing.

Joseph Ficalora: There are certainly differences in prepayment penalties between the lenders. And there’s also no question that there are some property owners that are going longer—seven years, 10 years. But we are still predominantly a five-year lender, doing things the way we’ve done them over the course of decades, actually.

Scott Valentin: OK. And then one other follow-up question. With the sharp move we had in the long end of the yield curve, the net accretion from the fair value adjustments on the merger announcement was about $63 million, I guess, projected. How is the movement rates affect that value, given that’s a pretty big piece of the accretion?

Joseph Ficalora: Tom…

Tom Cangemi: Hi, Scott, how are you?

Scott Valentin: Good, Tom. How are you?

Thomas Cangemi: Basically, when we looked at the overall valuation of the entire company we took in a rolling three months average on historical yield curves, so we have some cushion there. And, as you know, it’s all mark to market, so the goodwill be greatly reduced or greatly increased, depending on interest rates. We believe that in light of the timing we have today for closing, which we anticipate by fourth quarter, we’re well protected there.

As Joe indicated on a previous discussion, the restructuring’s already taking place. The movement of interest rates—either way, we could benefit because of the exact opposite balances that we have. So, we’re in very good position to capitalize on a significant restructuring, regardless where interest rates go from now until closing.

Scott Valentin: OK. Thank you.

Joseph Ficalora: Thank you, Scott.

Operator: Next, we’ll hear from Kevin Timmons of C.L. King Associates.

Joseph Ficalora: Good morning, Kevin.

Kevin Timmons: I just have one question on the asset yield for the mortgage portfolio, 7.5 percent in Q2. Can you break out what of that is core rate on the loan as opposed to how much is fee income?

Joseph Ficalora: Actually, the important thing to recognize there—and this has been, I guess, consistent again over the decades—our yield on mortgage loans, which, in fact, is predominantly driven by the refinancing of multi-family loans, is, in fact, driven by a continually refinancing asset that has a term yield that is a composite, if you will, of the up front point, the coupon rate, and whatever points might be derived as a result of the refinancing of that asset. And that, of course, on a loan-by-loan basis runs for different periods of time. It could run two years. It can run four years. It can run five years.

Also, as a result of the way we structure our lending, we do have a significant amount of flexibility in the refinancing of the loan. So sometimes the available points are used to get a higher yield on the go-forward refinanced piece of the property. So there’s no question that we never break out. It’s always part of the yield on the loan and it’s either a component of the yield that we earn on the go-forward new rate on the new loan or it’s part of the term yield that we earned on the loan as a result of the original financing. And that, by the way, has been the case for decades.

Kevin Timmons: Yes, I recognize that. I guess maybe the question is, to rephrase it, is the component that’s related to fees, whether they’re fees on new loans or on the refinance activity, has that changed any material way relative...

Joseph Ficalora: No.

Kevin Timmons: ...to where it has been over the past, say, five years?

Joseph Ficalora: I’d say there’s no question that on a loan by loan basis, there’s definitely a huge variety, because in some cases there may be three points. In other cases, there may be one point. But over the course of time, since it is a continually refinancing asset group, that is something that does move slightly when expectation that rates are going to be going up is present or when expectation that rates have actually plateaued and they’re about as low as they’re going to get is present. Sometimes that activity level increases slightly. But the important thing to recognize is that since this is a continually refinancing asset, every time there is a change in expectations there is a change in activity. So rates may be at a given level for six months, 12 months and there’s widespread expectation that rates over the course of the next six or 12 or 18 months are going to go up. That increases the refinancing.

So, uniquely, our assets wind up going up in yield when rates are going up, which is not usually the case, mainly because people are making judgments that are typically a two-year judgment or an 18-month judgment. And they’re basically looking at whether or not it would be more prudent for them to refinance their cash flow now or wait the six months, the 12 months when they believe rates will be higher. So it doesn’t necessarily matter where rates are at a given moment. It matters where there is speculation that rates will be at a future date.

Operator: Anything further, Mr. Timmons?

Kevin Timmons: No, thank you.

Joseph Ficalora: OK, thank you.

Operator: And next, we’ll hear from Theodore Kovaleff of Sky Capital.

Theodore Kovaleff: And good morning and good work.

Joseph Ficalora: Thank you. Thank you, Ted.

Theodore Kovaleff: Both of my questions have been already asked, but there’s one that sort of remains from the last conference call with regard to the Roslyn acquisition. The overlapping branches—there are roughly five of them or five pairs. And I realize that in a couple of cases they’re too small to have one of them take care of the increased pedestrian traffic, et cetera. But roughly how many of these do you see being able to be closed and what sort of savings do you think can be...

Joseph Ficalora: I think, Ted, the important thing to recognize is that the savings would be de minimus. The likelihood that we close at this juncture—and we’ve been actively looking at this. Obviously even though this is an in-market deal, none of our transactions are ever driven by the ability to save money in the retail bank. So there’s little likelihood that there’ll be much savings there. And also, as we’ve looked at those five pairs, at least three of them for sure, maybe four of them, and maybe even five of them, would not be resulting any closures—in any closure at all. There’s at least one pair that conceivably could result in our actually putting in place a larger branch that could accommodate the two, but that would be down the road. So I think the most important thing to recognize here is that there will be very, very little in the way of retail bank closings or savings. The deal is not being driven by an expectation that we’re going to save money in retail.

Theodore Kovaleff: OK. Thank you.

Joseph Ficalora: You’re quite welcome, Ted.

I believe that was our last question. We’re very pleased that you’ve joined us. Thank you again for participation in this morning’s discussion. New York Community Bank’s second quarter earnings and our prospects for the new year have been discussed here, and obviously we will be available on telephone. And interestingly enough, we will be visiting with many of our investors over the course of the weeks and months ahead. We’ve had a great deal of interest in the company’s story, and we’re glad to share it. Thank you again.

Operator: And that concludes the conference call for today. We thank everyone for your participation.

END